UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____________

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Nurx Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

67059Q200

(CUSIP Number)

December 31, 2009

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐                 Rule 13d-1(b)

☒                 Rule 13d-1(c)

☐                 Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 67059Q200

1.	names of Reporting Persons Evan M. Levine
2.	check the appropriate box if a member of a group (a)☐ (b)☑
3.	sec use only
4.	citizenship or place of organization United States
NUMBER OF	5.	sole voting power 1,343,173(1)
SHARES BENEFICIALLY OWNED BY	6.	shared voting power 0
EACH REPORTING PERSON	7.	sole dispositive power 1,343,173(1)
WITH	8.	shared dispositive power 0
9.	aggregate amount beneficially owned by each reporting person 1,343,173(1)
10.	check box if the aggregate amount in row (9) excludes certain shares☐
11.	percent of class represented by amount in row (9) 5.73%
12.	type of Reporting Person IN

(1) Represents (i) 1,130,615 shares owned by Mark Capital LLC, (ii) 162,558 held by Mr. Levine as custodian for his minor children and (iii) 50,000 options held by Mr. Levine which are currently exercisable.  Mr. Levine is the managing member of Mark Capital LLC and is deemed to have beneficial ownership of these shares.

(Page 2 of 5 Pages)

CUSIP NO. 67059Q200

Item 1(a).	Name of Issuer:

Nurx Pharmaceuticals, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Office:

18 Technology, Suite 130
Irvine, CA 92618

Item 2(a).	Name of Person Filing:

This statement is being filed by Evan M. Levine.

Item 2(b).	Address of Principal Business Office:

5173 Seagrove Place
San Diego, CA 92130

Item 2(c).	Citizenship:

Mr. Levine is a United States citizen.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.001 per share

Item 2(e).	CUSIP Number:

67059Q200

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable

(Page 3 of 5 Pages)

CUSIP NO. 67059Q200

Item 4.	Ownership.

Based solely upon information set forth in the Issuer’s most recent Form 10-K, filed with the Securities and Exchange Commission on December 29, 2009, there were 23,444,234 shares of the Issuer’s common stock outstanding as of December 18, 2009.  The ownership percentages stated below are based upon this amount of outstanding shares.

Mr. Levine benefically owns 1,343,173 shares of the Issuer’s common stock (which consists of (i) 1,130,615 shares owned by Mark Capital LLC, (ii) 162,558 held by Mr. Levine as custodian for his minor children and (iii) 50,000 options held by Mr. Levine which are currently exercisable), which constitutes 5.73% of the Issuer’s common stock.  Mr. Levine is the managing member of Mark Capital LLC.

Number of shares as to which Mr. Levine has:

(i) Sole power to vote or to direct the vote:  1,343,173
(ii) Shared power to vote or to direct the vote:  0
(iii) Sole power to dispose or to direct the disposition of:  1,343,173
(iv) Shared power to dispose or to direct the disposition of :  0

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(Page 4 of 5 Pages)

Signature

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  February 8, 2010

/s/ Evan M. Levine
Evan M. Levine, an individual

(Page 5 of 5 Pages)